                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                   SCHEDULE TO
                                  (RULE 13e-4)
                             TENDER OFFER STATEMENT
                                      UNDER
                          SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                 AMENDMENT NO. 4


                               -------------------

                                  SEPRACOR INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                               -------------------

          Options to Purchase Common Stock, $0.10 Par Value Per Share,
              Having an Exercise Price of $18.00 or more Per Share
                         (Title of Class of Securities)

                               -------------------

                                   817315 10 4
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                               -------------------

                              Timothy J. Barberich
                      Chairman and Chief Executive Officer
                                  Sepracor Inc.
              84 Waterford Drive, Marlborough, Massachusetts 01752
                            Telephone: (508) 481-6700
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                              Mark G. Borden, Esq.
                              Susan W. Murley, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                            Telephone: (617) 526-6000
                            Telecopy: (617) 526-5000

                               -------------------

                            CALCULATION OF FILING FEE
===============================================================================
           TRANSACTION VALUATION(1)            AMOUNT OF FILING FEE(2)
-------------------------------------------------------------------------------
           $26,825,269                       $2,468
===============================================================================

(1) Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,348,238 shares of common stock of Sepracor Inc. having a weighted average exercise price of $45.38 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

(2) Previously paid. The amount of the filing fee is calculated at $92 per $1,000,000 of the Transaction Value.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $2,468          Filing party: Sepracor Inc.
      Form or Registration No.: Schedule TO   Date filed: June 17, 2002.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_|  third party tender offer subject to Rule 14d-1.

         |X|  issuer tender offer subject to Rule 13e-4.

         |_|  going-private transaction subject to Rule 13e-3.

         |_|  amendment to Schedule 13D under Rule 13d-2.


     Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

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                             INTRODUCTORY STATEMENT


         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed by Sepracor Inc. (the "Company") with the Securities and Exchange Commission on June 17, 2002 and as amended on each of July 3, 2002, July 9, 2002 and July 15, 2002 (the "Schedule TO") relating to an option exchange program being conducted by the Company for compensatory purposes.

ITEM 4. TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO is hereby amended to add the following:

         The Offer to Exchange expired at 5:00 p.m., Eastern Daylight Time, on July 17, 2002. Pursuant to the Offer to Exchange, the Company accepted for exchange Options to purchase an aggregate of 4,259,842 shares of the Company's Common Stock. The Company expects that it will issue on or about January 20, 2003, New Options to purchase 4,259,842 shares of the Company's Common Stock in exchange for the Options surrendered in the Offer.



                             SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule TO is true, complete and correct.

                                  SEPRACOR INC.


                                          /s/  Robert F. Scumaci
                                          -------------------------------------
                                          Robert F. Scumaci
                                          Executive Vice President, Finance and
                                          Administration and Treasurer


                                          Date:  July 19, 2002


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